UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40207

Waldencast plc

(Translation of Registrant’s name into English)

10 Bank Street, Suite 560

White Plains, New York, 10606

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

WALDENCAST PLC

On September 16, 2022, the Board of Directors of Waldencast plc (the “Company”) appointed Philippe Gautier as the Chief Financial Officer and Chief Operating Officer of the Company, with such appointment to be effective as of October 19, 2022. In connection with such appointment, Hind Sebti, the Company’s Chief Growth Officer, will step down from her additional role as Chief Operating Officer. In this position, Mr. Gautier will also serve as the principal financial officer of the Company. The role of principal financial officer was previously held by Michel Brousset, Chief Executive Officer, and the principal executive and accounting officer, of the Company.

Mr. Gautier, age 55, most recently served as Group Chief Financial Officer at Selecta, a KKR portfolio company. Prior to this, he spent five years as Group Chief Financial Officer and Operations, for SMCP, previously a KKR portfolio company and parent company of Parisian fashion labels Sandro, Maje, Claudie Pierlot and De Fursac. For more than a decade, Mr. Gautier served as Chief Financial Officer within the Kering Group for global brands Sergio Rossi and Puma in North America. Mr. Gautier began his career at HSBC asset management in Tokyo. Mr. Gautier holds a Master of Science in Management from HEC Paris.

Mr. Gautier has no family relationships with any current director, executive officer, or person nominated to become a director or executive officer, of the Company, and there are no transactions or proposed transactions, to which the Company is a party, or intended to be a party, in which Mr. Gautier has, or will have, a material interest subject to disclosure under Item 404(a) of Regulation S-K.

A copy of the press release announcing Mr. Gautier’s appointment is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc press release, dated September 27, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: September 27, 2022	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

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